VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Attention:	Chris White
Branch Chief

Re:	Medifast, Inc.
Item 4.01 Form 8-K
Filed April 16, 2010
File No. 0-23016

Dear Mr. White:

Medifast, Inc. (the “Company”), is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 16, 2010 to Michael S. McDevitt, Chief Executive Officer of the Company, with respect to the Item 4.01 on Form 8-K filed with the Securities and Exchange Commission on April 16, 2010 (the “Form 8-K”.) In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

Item 4.01 Form 8-K filed April 16, 2010

Please amend your Form 8-K filed April 16, 2010 to comply with the specific requirements under Item 304 of Regulation S-K.  Also, please note the requirement to request your former accountant to furnish you with a letter addressed to the Commission stating whether they agree with the statements made by you in response to Item 304(a) and, if not, stating the respects in which they do not agree.  You are also required to file your former accountant’s letter as an exhibit to this report.

The Company filed an amended 8-K/A with the Securities and Exchange Commission on April 29, 2010 to comply with the specific requirement under Item 304 of Regulation S-K.  In addition, a letter from our former accounting firm, Friedman, LLP has been filed as an exhibit.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (410) 504-8106.

Very truly yours,

/s/ Michael S. McDevitt

Chief Executive Officer